UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Spartan Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    846822104
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
            (Name, address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 27, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 846822104


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Loeb Partners Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                    (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  WC,O

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                           7        SOLE VOTING POWER
 NUMBER OF                          49,953 Shares of Common stock
 SHARES
BENEFICIALLY               8        SHARED VOTING POWER
 OWNED BY                           38,441 Shares of Common stock
  EACH
REPORTING                  9        SOLE DISPOSITIVE POWER
 PERSON                             49,953 Shares of Common stock
  WITH
                           10       SHARED DISPOSITIVE POWER
                                    38,441 Shares of Common stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  88,394 Shares of Common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.43%

14       TYPE OF REPORTING PERSON*

                  CO, BD, IA

                                  SCHEDULE 13D

CUSIP No. 846822104


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Loeb Arbitrage Fund

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                    (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  WC,O

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

                           7        SOLE VOTING POWER
 NUMBER OF                          1,082,764 Shares of Common stock
 SHARES
BENEFICIALLY               8        SHARED VOTING POWER
 OWNED BY                           -----
  EACH
REPORTING                  9        SOLE DISPOSITIVE POWER
 PERSON                             1,082,764 Shares of Common stock
  WITH
                           10       SHARED DISPOSITIVE POWER
                                    -----

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,082,764 Shares of Common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.28%

14       TYPE OF REPORTING PERSON*

                  PN, BD

                                  SCHEDULE 13D

CUSIP No. 846822104


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Loeb Offshore Fund Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                    (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  WC,O

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

                           7        SOLE VOTING POWER
 NUMBER OF                          101,042 Shares of Common stock
 SHARES
BENEFICIALLY               8        SHARED VOTING POWER
 OWNED BY                           -----
  EACH
REPORTING                  9        SOLE DISPOSITIVE POWER
 PERSON                             101,042 Shares of Common stock
  WITH
                           10       SHARED DISPOSITIVE POWER
                                    ------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  101,042 Shares of Common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.49%

14       TYPE OF REPORTING PERSON*

                  CO

                                  SCHEDULE 13D

CUSIP No. 846822104


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Loeb Marathon Fund LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                    (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  WC,O

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                           7        SOLE VOTING POWER
 NUMBER OF                          161,462 Shares of Common stock
 SHARES
BENEFICIALLY               8        SHARED VOTING POWER
 OWNED BY                           -----
  EACH
REPORTING                  9        SOLE DISPOSITIVE POWER
 PERSON                             161,462 Shares of Common stock
  WITH
                           10       SHARED DISPOSITIVE POWER
                                    -----

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  161,462 Shares of Common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.78%

14       TYPE OF REPORTING PERSON*

                  PN

                                  SCHEDULE 13D

CUSIP No. 846822104


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Loeb Marathon Offshore Fund, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                    (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  WC,O

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

                           7        SOLE VOTING POWER
 NUMBER OF                          59,897 Shares of Common stock
 SHARES
BENEFICIALLY               8        SHARED VOTING POWER
 OWNED BY                           -----
  EACH
REPORTING                  9        SOLE DISPOSITIVE POWER
 PERSON                             59,897 Shares of Common stock
  WITH
                           10       SHARED DISPOSITIVE POWER
                                    -----

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  59,897 Shares of Common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.29%

14       TYPE OF REPORTING PERSON*

                  CO

Item 1.  Security and Issuer.
------   -------------------

         This statement refers to the Common Stock of Spartan Stores, Inc., 850 76th Street Southwest, Grand Rapids, MI. 49518.

Item 2.  Identity and Background.
------   -----------------------

         Loeb Arbitrage Fund ("LAF") is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC") is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company . Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The principal address of each of LAF, LAM, LPC, LHC, LOF, LOM, LMF and LMOF is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.
------   ------------------------------------------------

     Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF using working capital and are held in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.  Purpose of Transaction.
------   ----------------------

         LAF, LPC, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). As previously reported, Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking further Board representation, making further proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

         On February 17, 2005, we issued a press release reflecting Loeb's position regarding actions that we believe the Issuer should consider (the "Press Release"). On March 30, 2005, we sent a letter (the "March 30 Letter") to the Issuer recommending that Eugene I. Davis be nominated to fill the vacancy created in the Board of Directors due to the resignation of Gregory Josefowicz, pursuant to Article V(C) of the Issuer's Restated Articles of Incorporation (the "Articles"). A Notice of Nomination of Director Candidates (the "Nomination Notice") was sent to the Issuer on April 1, 2005 (followed by a similar notice from our nominee) pursuant to Article V(D) of the Articles, formally nominating both Eugene I. Davis and Timothy J. Bernlohr for election to the Issuer's Board of Directors. In connection with our review of the corporate governance mechanisms of the Issuer, we noted that the Issuer's Restated Bylaws purport to require 120 days advance notice (measured from the date of notice of the prior year's annual meeting) to place matters on the agenda at an annual shareholder meeting. As we believe this acts as an inappropriate gating factor to communication and consideration of matters at annual meetings, on April 11, 2005 LPC sent a letter to the Issuer (the "April 11 Letter") urging that the Issuer's Restated Bylaws be amended so as to shorten the advance notice requirement. A copy of the Press Release is included in Loeb's Form 13D filed with the Commission on February 17, 2005. Copies of the March 30 Letter, the Nomination Notice and the April 11 Letter are filed as exhibits hereto.

         On April 27, 2005, a preliminary proxy statement on Schedule 14A (the "Preliminary Proxy Statement") soliciting proxies for the election of Messrs. Davis and Bernlohr to the Issuer's Board of Directors was filed with the Commission. Information regarding the participants in any solicitation that would be conducted is contained in the Preliminary Proxy Statement which is available on the Commission's website. The filing of this Schedule 13D shall not be considered a solicitation of proxies which shall only be conducted pursuant to definitive proxy materials (which shall be filed with the Commission and should be read by shareholders as it will contain important information) if and when made available.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) The persons reporting hereby owned the following shares of Common Stock as of April 27, 2005.

                                        Shares of Common Stock

Loeb Arbitrage Fund                         1,082,764
Loeb Partners Corporation*                     88,394
Loeb Offshore Fund Ltd.                       101,042
Loeb Marathon Fund LP                         161,462
Loeb Marathon Offshore Fund, Ltd.              59,897
                                           ----------
                                            1,493,559

The total shares of Common Stock constitute 7.28% of the 20,515,591 outstanding shares of Common Stock as reported by the Issuer.

-------------------------
*Including 40,946 shares of Common Stock purchased and 2,505 sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

         (b) See paragraph (a) above.

         (c) The following purchases of Common Stock have been made in the last sixty (60) days by the following:

                                   Purchases of Common Stock
                                   -------------------------

Holder
Loeb Partners Corp.               Date     Shares      Average Price

                              02-28-05        524              10.08
                              03-01-05        388              10.41
                              03-02-05          5              10.75
                              03-07-05       4490              10.92
                              03-07-05         23              10.67
                              03-08-05         55              10.66
                              03-08-05         12              10.67
                              03-10-05        800              10.69
                              03-11-05       7638               9.90
                              03-11-05        308              10.46
                              03-14-05         13              10.26
                              03-16-05        801              10.91
                              03-17-05      10758              10.95
                              03-18-05        643              11.09
                              03-21-05       1126              11.14
                              03-22-05        727              11.09
                              03-28-05        149              10.69
                              03-29-05        177              10.75
                              03-30-05        159              10.41
                              04-01-05        167              10.76
                              04-04-05         51              10.58
                              04-05-05        175              10.69
                              04-06-05        175              10.69
                              04-12-05         20              10.66

Holder
Loeb Arbitrage Fund               Date     Shares      Average Price

                              02-28-05       7299              10.07
                              03-01-05       5406              10.41
                              03-02-05       4596              10.41
                              03-02-05         79              10.75
                              03-07-05      62688              10.92
                              03-07-05        327              10.67
                              03-08-05        773              10.66
                              03-10-05      11170              10.69
                              03-11-05      98027               9.90
                              03-11-05       4291              10.45
                              03-14-05        171              10.26
                              03-16-05       1169              10.42
                              03-17-05       3343              10.95
                              03-18-05       7887              11.08
                              03-21-05      13797              11.13
                              03-22-05       8915              11.09
                              03-28-05      3,122              10.67
                              03-29-05        100              10.74
                              03-29-05      3,837              10.75
                              03-30-05      3,458              10.41
                              04-01-05      3,956              10.75
                              04-04-05      4,440              10.58
                              04-05-05      4,300              10.69
                              04-06-05      3,800              10.69
                              04-12-05        426              10.66

Holder
Loeb Offshore Fund                Date     Shares      Average Price

                              02-28-05        683              10.07
                              03-01-05        506              10.41
                              03-02-05          7              10.75
                              03-07-05       5864              10.92
                              03-07-05         31              10.67
                              03-08-05         72              10.66
                              03-10-05       1050              10.69
                              03-11-05       9149               9.90
                              03-11-05        401              10.46
                              03-14-05         16              10.26
                              03-16-05       1045              10.90
                              03-18-05        720              11.08
                              03-21-05       1259              11.13
                              03-22-05        813              11.09
                              03-28-05        294              10.68
                              03-29-05        350              10.76
                              03-30-05        315              10.41
                              04-05-05        346              10.69
                              04-06-05        346              10.69
                              04-12-05         39              10.66
Holder
Loeb Marathon Fund                Date     Shares      Average Price

                              02-28-05        106              10.07
                              02-28-05        387               9.98
                              02-28-05         38              10.07
                              03-01-05        300              10.41
                              03-02-05        810              10.41
                              03-07-05       3674              10.92
                              03-07-05         51              10.67
                              03-08-05         74              10.66
                              03-10-05        734              10.69
                              03-10-05         58              10.92
                              03-11-05       1470               9.90
                              03-16-05        734              10.90
                              03-17-05        717              10.95
                              03-18-05        514              11.08
                              03-21-05        895              11.13
                              03-22-05        578              11.09
                              03-28-05        308              10.68
                              03-29-05        368              10.76
                              03-30-05        735              10.41
                              03-30-05       3800              10.24
                              03-30-05        265              10.41
                              03-31-05        220              10.29
                              03-31-05        353              10.23
                              03-31-05        147              10.24
                              04-01-05       9672              10.76
                              04-04-05        146              10.58
                              04-05-05        367              10.69
                              04-06-05        367              10.69

Holder
Loeb Marathon Offshore            Date     Shares      Average Price

                              02-28-05         38              10.08
                              03-07-05       1326              10.92
                              03-07-05         19              10.67
                              03-08-05         26              10.66
                              03-10-05       1268              10.92
                              03-10-05        266              10.69
                              03-11-05        530               9.90
                              03-16-05        266              10.90
                              03-17-05        283              10.95
                              03-18-05        186              11.08
                              03-21-05        323              11.13
                              03-22-05        208              11.09
                              03-28-05        112              10.68
                              03-29-05        132              10.76
                              03-30-05        265              10.41
                              03-30-05       3800              10.25
                              03-31-05        147              10.23
                              03-31-05         80              10.29
                              04-01-05        500              10.76
                              04-04-05        354              10.58
                              04-05-05        133              10.69
                              04-06-05        133              10.69

                                     Sales of Common Stock
                                     ---------------------

Holder
Loeb Partners Corp.               Date     Shares      Average Price

                              03-01-05       1240              10.89
                              04-06-05        175              10.69
                              04-12-05         20              10.72

Holder
Loeb Arbitrage Fund               Date     Shares      Average Price

                              03-01-05        811              10.88
                              03-02-05       5406              10.41
                              04-06-05       4300              10.69
                              04-12-05        426              10.72

Holder
Loeb Offshore Fund                Date     Shares      Average Price
                              03-01-05        179              10.88
                              04-06-05        346              10.69
                              04-12-05         39              10.72


Holder
Loeb Marathon Fund                Date     Shares      Average Price
                              04-01-05       3800              10.24
                              04-06-05        367              10.69

Holder
Loeb Marathon Offshore
Fund                              Date     Shares      Average Price
                              02-28-05        387               9.98
                              02-28-05         38              10.07
                              02-28-05        122               9.25
                              03-01-05         70              10.88
                              03-10-05       1326              10.92
                              03-30-05        265              10.41
                              03-31-05        147              10.23
                              04-06-05        133              10.69

         All reported transactions were effected on Nasdaq.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to the Issuer.
         -------------

         None.

Item 7.  Materials to be Filed as Exhibits.

   Exhibit A.  Joint Filing Agreement, dated as of February 17, 2005, by and among Loeb Partners Corporation, Loeb Arbitrage Fund, Loeb Offshore Fund Ltd., Loeb Marathon Fund LP and Loeb Marathon Offshore Fund.

   Exhibit B.  Letter to the Issuer, dated March 30, 2005.

   Exhibit C.  Notice of Nomination of Director Candidates, dated April 1, 2005.

   Exhibit D.  Letter to the Issuer dated, April 11, 2005.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  April 28, 2005                         Loeb Partners Corporation


                                     By: /s/ Gideon J. King
                                         Executive Vice President

  April 28, 2005                         Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                         President

  April 28, 2005                         Loeb Offshore Fund Ltd.


                                     By: /s/ Gideon J. King
                                         Director

  April 28, 2005                         Loeb Marathon Fund LP
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                         President

  April 28, 2005                         Loeb Marathon Offshore Fund


                                     By: /s/ Gideon J. King
                                         Director

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Spartan Stores, Inc., dated as of February 17, 2005, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

  February 17, 2005                      Loeb Partners Corporation


                                     By: /s/ Gideon J. King
                                         Executive Vice President

  February 17, 2005                      Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                         President

  February 17, 2005                      Loeb Offshore Fund Ltd.


                                     By: /s/ Gideon J. King
                                         Director

  February 17, 2005                      Loeb Marathon Fund LP
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                         President

  February 17, 2005                      Loeb Marathon Offshore Fund


                                     By: /s/ Gideon J. King
                                         Director

                                    EXHIBIT B

March 30, 2005

Spartan Stores Inc.
C/O Warner, Norcross & Judd LLP
111 Lyon St.
900 Fifth Third Blvd.
Attn: Alex DeYonker, Secretary
C/O Gordon Lewis

Dear Alex:

Pursuant to Article V.C. of the Restated Articles of Incorporation of Spartan Stores, Inc., Loeb Partners Corporation and affiliates* are recommending that EUGENE I. DAVIS, currently residing at 5 Canoe Brook Drive, Livingston, New Jersey 07039 be nominated to fill the vacancy created in the Board of Directors by the resignation of Gregory Josefowicz and serve in such capacity throughout the remainder of his Board term. Mr. Davis's address, occupation and employment history are listed on the attached resume. Mr. Davis is fifty (50) years old and currently owns no shares of Spartan Stores, Inc. Mr. Davis is willing to be nominated to such position.


                                   Sincerely,

                                   /s/ Gideon J. King

                                   Gideon J. King

                                   Loeb Partners Corporation
                                   Loeb Arbitrage Fund
                                   Loeb Offshore Fund
                                   Loeb Marathon Fund
                                   Loeb Marathon Offshore Fund







*Evidence of share ownership in Spartan Stores Inc. may be reviewed by Form 13D filed with the Securities and Exchange Commission by Loeb Partners Corporation and its affiliates on March 24, 2005

                                    EXHIBIT C

                            LOEB PARTNERS CORPORATION
                                   61 Broadway
                            New York, New York 10006

April 1, 2005

Via Facsimile and Overnight Delivery
------------------------------------

Spartan Stores Inc.
c/o Warner, Norcross & Judd LLP
111 Lyon St. NW
900 Fifth Third Center
Grand Rapids, Michigan 49503-2487
Attn: Alex DeYonker, Secretary
c/o Gordon Lewis
Fax: (616) 752-2500

                             Notice of Nomination of
                             -----------------------
                               Director Candidates
                               -------------------


Dear Sir or Madam:

We currently hold shares of common stock of Spartan Stores, Inc., a Michigan corporation (the "Company"). The address of our principal executive offices is Loeb Partners Corporation, 61 Broadway, New York, New York 10006. Our telephone number is (212) 483-7023.

We hereby nominate the following individuals for election to the Board of Directors of the Company at the next annual meeting of stockholders (or any such earlier special meeting of stockholders at which directors are elected):

                                 Eugene I. Davis
                              Timothy J. Bernlohr.

We are nominating individuals who we believe are well qualified candidates to serve on the Board. We intend to appear in person or by proxy at the meeting where the election of directors is next considered.

Attached as Attachments A and B hereto, and by this reference incorporated in this Notice, is the biographical information for Messrs. Davis and Bernlohr required by the Company's Restated Articles of Incorporation as filed with the Securities and Exchange Commission (the "Articles"). Neither Mr. Davis nor Mr. Bernlohr beneficially own any shares of capital stock of the Company.

We have no agreements or understandings with Messrs. Davis and Bernlohr and/or any other person or persons pursuant to which the nominations of Messrs. Davis and Bernlohr are being made by us. We intend to cover all costs of any proxy solicitation by us, if such a solicitation should become necessary and be commenced, and it is not anticipated that any monetary contribution will be sought from or provided by Messrs. Davis and Bernlohr.

Messrs. Davis and Bernlohr have each consented to stand for election, to being named in the proxy statement as a nominee, and to serve as a director, if elected

It is our belief that we have now complied with all of the requirements of the Articles with respect to the nomination of directors. We will provide you with any other information that you reasonably request in connection with such nominees. Please be advised, however, that, notwithstanding our compliance with the requirements of the Articles, neither the delivery of this notice in accordance with the terms of the Articles nor the delivery of any additional information, if any, provided by us from and after the date hereof shall be deemed to constitute an admission by us of the legality or enforceability of the requirements of the Articles or a waiver by us of our right to, in any way, contest or challenge the enforceability thereof.


Thank you for your time and cooperation.

Very truly yours

         LOEB PARTNERS CORPORATION


         By:    /s/ Michael Emanuel
             ------------------------------
                Michael Emanuel
                Senior Vice President

Attachment A

         Eugene I. Davis, 49, is the Chairman and Chief Executive Officer of Piranate Consulting Group, L.L.C., a privately held consulting firm specializing in crisis and turn-around management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests and strategic planning advisory services for public and private business entities. Mr. Davis was Chairman, Chief Executive Officer and President of RBX Industries Inc. from August 2001 to December 2003, after having been appointed Chief Restructuring Officer in January 2001. From January 2000 through August 2001, Mr. Davis was Chairman and Chief Executive Officer of Murdock Communications Corp., a Nasdaq listed company. From May 1999 through June 2001, he was the Chief Executive Officer of SmarTalk Teleservices, Inc., which had filed a petition under Chapter 11 of the Federal Bankruptcy Code in March 1999. He was Chief Operating Officer of TotalTel USA Communications, Inc. from 1998 to 1999. He is the Chairman of the Board of Directors of Atlas Air Worldwide Holdings, Inc., an international air cargo, charter and service business. He is a also a director of Exide Technologies, Inc., Metals USA, Inc., Metrocall Holdings, Inc., Knology, Inc., Tipperary Corporation and iCPS, Inc. In addition, he is a member of the Board of Advisors of PPM America Special Investment Funds.

         The entities set forth above are not a parent, subsidiary or other affiliate of Spartan Stores, Inc. (the "Company"). Mr. Davis does not hold any position or offices with the Company.

         Mr. Davis' business address and residence address is 5 Canoe Brook Drive, Livingston, New Jersey 07039.

Attachment B

         Timothy J. Bernlohr, 46, is the President and Chief Executive Officer of RBX Industries Inc., a manufacturer and distributor of closed cell rubber and plastic foam materials. He has been with RBX since 1997 serving in various positions, including Chief Operating Officer, Executive Vice President and Senior Vice President. Mr. Bernlohr does not currently serve on the board of directors of a company.

         The entity set forth above is not a parent, subsidiary or other affiliate of Spartan Stores, Inc. (the "Company"). Mr. Bernlohr does not hold any position or offices with the Company.

         Mr. Bernlohr's business address is 906 Adams Street, Bedford, Virginia 24523 and his residence address is 6779 Hidden Woods Drive, Roankoke, Virginia 24018.

                                    EXHIBIT D

                            LOEB PARTNERS CORPORATION
                                   61 Broadway
                            New York, New York 10006

April 11, 2005

Via Facsimile and Overnight Delivery
------------------------------------

Board of Directors
Spartan Stores, Inc.
c/o Warner, Norcross & Judd LLP
111 Lyon St. NW
900 Fifth Third Center
Grand Rapids, Michigan 49503-2487
Attn: Alex DeYonker, Secretary
Fax: (616) 752-2500

Dear Sirs:

Last week we proposed through a formal nomination notice that Eugene Davis and Timothy Bernlohr be nominated to the Board of Directors of Spartan Stores at the next meeting of shareholders of Spartan. Further, we proposed that Eugene Davis replace Gregory Josefowicz on the Board of Directors. There is another matter that Loeb and its affiliates would like to bring before the Board of Directors. We think that a change to your by-laws is in order, given that they are, for the following reasons, acting as a gating factor to creating value for Spartan's owners.

In 2005, the date by which a shareholder may submit a shareholder proposal has passed; more specifically, Spartan requires that a shareowner submit a proposal not less than 120 calendar days prior to the date of the proxy statement of last year's annual meeting. Again, this date has passed. We would very much like to submit a proposal which would create shareholder value by urging the Board to maximize shareholder value by selling the company to the best and highest bidder, and we are formally asking you to accept this shareholder proposal for the shareholder meeting by changing or making an exception to the onerous 120 provision.

As I think you will agree, it is very important for our shareholders to be provided with every opportunity to maximize shareholder value and to communicate their views to the Board, especially through the shareholder proposal process. The shareholder proposal process is one of the very few mechanisms whereby owners can be sure that they are not being placated by a management team that utters such pro forma catch phrases as, "be assured that our Board is always considering ways to increase shareholder value." Shortening the 120 day requirement will allow more ideas to be presented and give shareholders the chance to vote on issues that may benefit the company. The shareholder franchise should not be stymied by an arcane provision that distinguishes between owners that bought shares before 120 days prior to the notice of the proxy statement and owners that bought shares after the 120 days prior to the notice of the proxy statement. Such distinctions are regretfully arbitrary. We do understand that Board members and management should be afforded ample time to respond to shareholder proposals, but we are keen to see Spartan do what many other public companies do, employ a 60 day advance notice provision for shareholder proposals. If large publicly traded companies can make do with 60 days, then it is logical that Spartan can make do with 60 days, unless Spartan has an unusually complex governance structure that is unknown to its owners. Again, we are asking you to change or make an exception to your shareholder proposal process so that Loeb and its affiliates may submit the aforementioned shareholder proposal.

We are frankly frustrated by our lack of access to senior management of the company. Please note that we own more stock in Spartan than the Board and management combined. Please let us know in writing by Monday, April 18th whether Spartan intends, through some formal mechanism, to allow us to submit the aforementioned shareholder proposal for vote at the next shareholder meeting. Please also let us know by this same date whether or not you will replace Gregory Josefowicz with Eugene Davis. Please feel free to contact Mr. Davis, as we think you will find him to be an experienced and productive board member with experience that will be additive to the current Board. At this point, significant shareholder representation on the Board is, quite frankly, an obvious necessity. Should Spartan decide to place Mr. Davis on the Board then Loeb will set aside its shareholder proposal and withdraw its formal Board member nominations. More to the point, your largest shareholder will feel that it has representation at the company. Thank you in advance for your prompt attention to these matters.


Very truly yours

         LOEB PARTNERS CORPORATION



         By:      /s/ Gideon J. King
             ----------------------------------------
                  Gideon J. King